EXHIBIT 99.7

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sierra Wireless, Inc.

We consent to the use of our report dated January 26, 2006 included in this annual report on Form 40-F

/s/ KPMG LLP

Vancouver, Canada
January 26, 2006